SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                      AND
                        AMENDMENT NO. 2 TO SCHEDULE 13G
                                   FILED ON
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           BCAM International, Inc.
                               (Name of Issuer)

                         Common Stock, $0.01 Par Value
                         Title of Class of Securities

                                   055293104
                                (CUSIP Number)


Mickey Kim                       Mark B. Barnes
Kirr, Marbach & Company, LLC     Leagre Chandler & Millard
P.O. Box 1729                    9100 Keystone Crossing, Ste. 800
Columbus, IN  47201              Indianapolis, IN  46240
(812) 376-9444                   (317) 843-1655

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 22, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 055293104

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Kirr, Marbach & Company, LLC

2     Check the Appropriate Box if a Member
        of a Group                                                     (a) [x]
                                                                       (b) [ ]

3     SEC Use Only

4     Source of Funds*

      N/A

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      Indiana

NUMBER OF                        7     Sole Voting Power
SHARES
BENEFICIALLY                           2,435,750
OWNED BY
EACH                             8     Shared Voting Power
REPORTING
PERSON WITH                            0

                                 9     Sole Dispositive Power

                                       2,435,750

                                 10    Shared Dispositive Power

                                       0


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      2,435,750

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                         [ ]

13    Percent of Class Represented by Amount in Row (11)

      13.6%

14    Type of Reporting Person*

      IA

                                 SCHEDULE 13D

CUSIP No. 055293104

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David M. Kirr

2     Check the Appropriate Box if a Member
        of a Group                                                     (a) [x]
                                                                       (b) [ ]

3     SEC Use Only

4     Source of Funds*

      00

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                        7     Sole Voting Power
SHARES
BENEFICIALLY                           272,250
OWNED BY
EACH                             8     Shared Voting Power
REPORTING
PERSON WITH                            0

                                 9     Sole Dispositive Power

                                       272,250

                                 10    Shared Dispositive Power

                                       0


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      272,250

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                         [ ]

13    Percent of Class Represented by Amount in Row (11)

      1.5%

14    Type of Reporting Person*

      IN

                                 SCHEDULE 13D

CUSIP No. 055293104

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Terry B. Marbach

2     Check the Appropriate Box if a Member
        of a Group                                                     (a) [x]
                                                                       (b) [ ]

3     SEC Use Only

4     Source of Funds*

      00

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                        7     Sole Voting Power
SHARES
BENEFICIALLY                           272,250
OWNED BY
EACH                             8     Shared Voting Power
REPORTING
PERSON WITH                            0

                                 9     Sole Dispositive Power

                                       272,250

                                 10    Shared Dispositive Power

                                       0


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      272,250

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                         [ ]

13    Percent of Class Represented by Amount in Row (11)

      1.5%

14    Type of Reporting Person*

      IN

CUSIP No. 055293104

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Gregg T. Summerville

2     Check the Appropriate Box if a Member
        of a Group                                                     (a) [x]
                                                                       (b) [ ]

3     SEC Use Only

4     Source of Funds*

      PF

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                        7     Sole Voting Power
SHARES
BENEFICIALLY                           272,250
OWNED BY
EACH                             8     Shared Voting Power
REPORTING
PERSON WITH                            0

                                 9     Sole Dispositive Power

                                       272,250

                                 10    Shared Dispositive Power

                                       0


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      272,250

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                         [ ]

13    Percent of Class Represented by Amount in Row (11)

      1.5%

14    Type of Reporting Person*

      IN

      6                          SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

      This Statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of BCAM International, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 1800 Walt Whitman Road, Melville, New York 11747.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is filed by Kirr, Marbach & Company, LLC, a limited liability company organized under the laws of the State of Indiana ("Kirr Marbach"), and three members of Kirr Marbach: David M. Kirr, Terry B. Marbach and Gregg T. Summerville. Kirr Marbach is the managing general partner of the three investment limited partnerships (the "Limited Partnerships"). The Limited Partnerships are 621 Partners, L.P., an Indiana limited partnership ("621 Partners"); R. Weil & Associates, a New York limited partnership; and Appleton Associates, L.P., a New York limited partnership. Each of Messrs. Kirr, Marbach and Summerville is a citizen of the United States of America. Messrs. Kirr, Marbach and Summerville and Kirr Marbach, as a general partner of the Limited Partnerships, may be deemed to constitute a group within the meaning of Regulation 13D-G (the "Group").

      Kirr Marbach is separately filing this statement as Amendment No. 2 to its previous statement with respect to the Common Stock dated June 3, 1997, on
Schedule 13G. Although Kirr Marbach believes that it continues to hold the Common Stock without the purpose or effect of changing or influencing control of the Issuer, Kirr Marbach has determined to commence future reporting of its beneficial ownership of the Issuer's Common Stock on Schedule 13D as a precaution.

      The business address of Kirr Marbach is P.O. Box 1729, Columbus, Indiana 47201. Each of Messrs. Kirr, Marbach and Summerville is a member of Kirr Marbach and has the same business address as Kirr Marbach.

      During the last five years, neither Kirr Marbach nor any of Messrs. Kirr, Marbach or Summerville has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On September 22, 1997, the Group purchased $800,000 of certain notes of the Issuer (the "Notes") which are described more fully in response to Item 5 below.

      The Limited Partnerships under the direction of Kirr Marbach purchased Notes with partnership funds. Kirr Marbach did not purchase any of the Notes for its own account but may be deemed to beneficially own the Notes held by each of the Limited Partnerships.

      The purchases of the Notes on behalf of each of Messrs. Kirr and Marbach were made pursuant to the direction of such individual and for such individual's account in the Kirr Marbach Pension and Profit Sharing Plan, using available cash in the individuals' Plan accounts. Mr. Summerville used personal funds to purchase Notes for his own account.

ITEM 4.  PURPOSE OF TRANSACTION.

      The Notes purchased by or on behalf of the members of the Group were acquired solely for investment purposes. Except for the expectation that members of the Group may from time to time purchase and/or sell shares or the Notes or warrants to purchase Common Stock (depending upon market conditions, availability or need for funds, and other factors personal to each such member), none of the members of the Group has any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;
      (e) Any material change in the present capitalization or dividend policy of the Issuer;
      (f) Any other material change in the Issuer's business or corporate structure;
      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
      (j)   Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) On September 22, 1997, the Limited Partnerships and the self-directed pension plan accounts of Messrs. Kirr, Marbach and Summerville purchased directly from the Issuer in a private placement a portion of a new issue of the Issuer's 10%/13% Convertible Subordinated Notes Due September 19, 2002 having an aggregate par value of $785,000 (purchased at 100 percent of par) and convertible into 981,250 shares of Common Stock and warrants attached to the Notes for 320,000 shares of Common Stock exercisable at a warrant price of $1.75 per share. Following those purchases, the members of the Group may be deemed to beneficially own the following numbers of Common Stock:

                               Number of Shares
      Name                    Beneficially Owned      Percentage*

Kirr Marbach
      621 Partners              767,500 (1)            4.3% (1)
      R. Weil & Associates    1,428,250 (2)            8.0% (2)

      Appleton Associates       240,000 (3)            1.3% (3)

      Total                   2,435,750 (4)            13.6% (4)


David M. Kirr                   272,250 (5)            1.5% (5)

Terry B. Marbach                272,250 (5)            1.5% (5)

Gregg T. Summerville            272,250 (5)            1.5% (5)

      Total                   3,252,500 (6)           18.1% (6)


      * Percentages are calculated in accordance with Rule 13d-3(d)(1) on the basis of 15,954,733 outstanding shares of Common Stock (as reported in the Issuer's Annual Report on Form 10-QSB for the quarter ended June 30, 1997, as filed on August 13, 1997), and as adjusted on a pro forma basis for the potential issuance to the members of the Group of, in the aggregate, 1,010,000 shares pursuant to warrants and 981,250 shares pursuant to conversion of Notes.

(1) Includes 507,500 shares that are not presently issued or outstanding which 621 Partners has the right to acquire pursuant to warrants or the conversion privilege of the Notes.

(2) Includes 575,750 shares that are not presently issued or outstanding which R. Weil & Associates has the right to acquire pursuant to warrants or the conversion privilege of the Notes.

(3) Includes 120,000 shares that are not presently issued or outstanding which Appleton has the right to acquire pursuant to warrants.

(4) Includes 1,203,250 shares that are not presently issued or outstanding the Limited Partnerships have the right to acquire pursuant to warrants or the conversion privilege of the Notes.

(5) Consists of 272,250 shares for each of Messrs. Kirr, Marbach and Summerville which are not presently issued or outstanding which such individual has the right to acquire pursuant to warrants or the conversion privilege of the Notes.

(6) Includes 2,020,000 shares that are not presently issued or outstanding the Limited Partnerships and Messrs. Kirr, Marbach and Summerville have the right to acquire pursuant to warrants or the conversion privilege of the Notes.

      (b) Kirr Marbach, a registered investment adviser and a general partner of each of the Limited Partnerships, has sole voting and dispositive discretion with respect to securities held by the Limited Partnerships. Each of Messrs. Kirr, Marbach and Summerville has sole voting and dispositive power over securities in his self-directed pension account.

      (c) There have been no transactions in the Common Stock of the Issuer by any of the Reporting Persons during the sixty days preceding the date of this Statement, except for the sale by R. Weil & Associates (of which Kirr Marbach is managing general partner) of 110,000 shares of the Common Stock on September 10, 11, and 12, 1997, in open market transactions at an average price of $1.367 per share and the purchases on September 22, 1997, of the following principal amounts of Notes at 100 percent of par value as follows:


     Name of                   Principal
     Member                   Amount of Notes
Kirr Marbach

    621 Partners              $150,000

    R. Weil & Associates      $155,000

David M. Kirr                 $165,000

Terry B. Marbach              $165,000

Gregg T. Summerville          $165,000

    Total                     $800,000


    (d) No person other than the Limited Partnerships and each of Messrs. Kirr, Marbach and Summerville has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by them.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Ralph Weil, a resident of New York who controls an entity that is also a general partner of R. Weil & Associates and Appleton Associates, also directly or indirectly purchased Notes in the same private placement in which members of the Group purchased Notes. The Group disclaims that Ralph Weil is a member of the Group.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A --      Agreements Pursuant to Regulation Section 240.13d-
                        1(f).

      Exhibit B --      Power of Attorney and Agency.

                                   SIGNATURE

      After reasonable inquiry and to the best of each of their knowledge and belief, each of the undersigned severally hereby certifies that the information set forth in this statement is true, complete and correct.

October 2, 1997


Kirr, Marbach & Company, LLC

By *

*
David M. Kirr


*
Terry B. Marbach


*
Gregg T. Summerville



*By Mickey Kim,
Agent and Attorney-in-Fact
                                   EXHIBIT A


                AGREEMENT PURSUANT TO REGULATION Section 240.13d-1(f)

      Each of the undersigned hereby agrees and consents to the filing of a single Statement on Schedule 13D and any and all amendments thereto with the Securities and Exchange Commission and any other regulatory authorities on behalf of all of the undersigned in connection with their beneficial ownership of securities of BCAM International, Inc. Each of the undersigned agrees that he or she is responsible for the completeness and accuracy of the information concerning him or her included in the Schedule 13D and any and all amendments thereto.

October 2, 1997

Kirr, Marbach & Company, LLC

By *


*
David M. Kirr


*
Terry B. Marbach


*
Gregg T. Summerville




*By /s/ Mickey Kim,
Agent and Attorney-in-Fact

                                   EXHIBIT B

                         POWER OF ATTORNEY AND AGENCY


     Each person whose signature appears below constitutes and appoints David
M. Kirr, Gregg T. Summerville and Mickey Kim, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, (a) to sign a statement on Schedule 13D to be dated October 2, 1997, with respect to his or her beneficial ownership of common stock of BCAM International, Inc., and any and all amendments thereto, and (b) to enter into an agreement regarding the joint filing of the Schedule 13D and all amendments thereto in the form attached hereto as Exhibit B-1, and to file the Schedule 13D, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.


Kirr, Marbach & Company, LLC

By /s/ Mickey Kim


621 Partners, L.P.

By /s/ Mickey Kim


R. Weil & Associates

By /s/ Mickey Kim


Appleton Associates

By /s/ Mickey Kim



/s/ David M. Kirr
David M. Kirr


/s/ Terry B. Marbach
Terry B. Marbach


/s/ Gregg T. Summerville
Gregg T. Summerville

                                  EXHIBIT B-1


                AGREEMENT PURSUANT TO REGULATION Section 240.13d-1(f)

      Each of the undersigned hereby agrees and consents to the filing of a single Statement on Schedule 13D and any and all amendments thereto with the Securities and Exchange Commission and any other regulatory authorities on behalf of all of the undersigned in connection with their beneficial ownership of securities of BCAM International, Inc. Each of the undersigned agrees that he or she is responsible for the completeness and accuracy of the information concerning him or her included in the Schedule 13D and any and all amendments thereto.

October 2, 1997


Kirr, Marbach & Company, LLC

By /s/ Mickey Kim


621 Partners, L.P.

By /s/ Mickey Kim


R. Weil & Associates

By /s/ Mickey Kim


Appleton Associates

By /s/ Mickey Kim



/s/ David M. Kirr
David M. Kirr


/s/ Terry B. Marbach
Terry B. Marbach


/s/ Gregg T. Summerville
Gregg T. Summerville



0391\10\BCAM13D